SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

August 15, 2012

VIA EDGAR

Chad Eskildsen

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
File No. 333-166636

Dear Mr. Eskildsen:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 14, 2012 with respect to Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form N-2 (File No. 333-166636) (the “Registration Statement”), filed with the Commission on August 8, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses.

1. We refer to Note 11 of the June 30, 2012 financial statements that includes a schedule of financial highlights for the six months ended June 30, 2012 and June 30, 2011. With respect to the line item entitled, “Ratio of operating expenses to average net assets,” please revise in future filings so that the line item takes into account the expense waivers in the line item itself, rather than in the footnote presentation. In addition, please remove the line items that read, “Ratio of incentive fees to average net assets” and “Ratio of credit facility related expenses to average net assets” since these items are not required by Form N-2. If you choose to include these ratios as part of Note 11 in future filings, please include them as footnotes rather than as part of the table.

Response: The Company will revise the “Financial Highlights” section accordingly, beginning with its quarterly report on Form 10-Q for the period ending September 30, 2012.

2. We refer to the amount due from an affiliate in the amount of $2,097,000 that appears on your June 30, 2012 balance sheet. We understand that a portion of this amount represents expense support payments due to the Company pursuant to the Expense Support Agreement that the Company has with BDCA Adviser, LLC. Please provide us with a breakdown of what comprises the $2,097,000 due from an affiliate as of June 30, 2012, including any offsets. In addition, please provide us with a schedule that shows the expense support payments made by BDCA Adviser, LLC to the Company since the Expense Support Agreement was put into place.

Chad Eskildsen

August 15, 2012

Response: Appendix A, which is attached hereto, includes a schedule of the components of the amount due from an affiliate as of June 30, 2012, as well as expense support payments made to the Company since the Expense Support Agreement was put into place.

3. Please tell us whether the amount due from an affiliate that is shown on the balance sheet is settled following the date of the balance sheet or whether such amount is carried forward to future periods.

Response: BDCA Adviser may incur and pay costs and fees on behalf of the Company which may be reimbursable to BDCA Adviser. The amount due from an affiliate that is included on the balance sheet includes expense support reimbursements assumed by BDCA Adviser pursuant to the Expense Support Agreement and are offset by expense payments made on behalf of the Company by BDCA Adviser. The Expense Support Payment for any month shall be paid by the Adviser to the Company in any combination of cash or other immediately available funds, and/or offsets against amounts due from the Company to BDCA Adviser, no later than five business days after the end of such month.

4. In future filings, please include as part of Note 4 a schedule of expense support payments made by BDCA Adviser to the Company along with the year in which such reimbursements are due to BDCA Adviser, assuming BDCA Adviser requests such reimbursements.

Response: Pursuant to the terms of the Expense Support Agreement, the Company has agreed to reimburse BDCA Adviser for each Expense Support Payment within three years from the end of the fiscal year in which such Expense Support Payment is made by BDCA Adviser, if requested by BDCA Adviser. Reimbursement shall be made as promptly as possible, but only to the extent it does not cause the Company’s operating expenses, excluding organization and offering expenses, management fees and incentive fees payable to BDCA Adviser, financing fees and interest, brokerage commissions and extraordinary expenses to exceed 1.5% of net assets attributable to shares of common stock after taking such payment into account.

If an Expense Support Payment has not been reimbursed prior to the end of the third fiscal year following the date such Expense Support Payment was made, the Company’s obligation to pay such Expense Support Payment shall automatically terminate, and be of no further effect. The Company has included disclosure in the notes to its financial statements for the periods ended December 31, 2011, March 31, 2012 and June 30, 2012 as to the aggregate amount of operating expenses and offering costs borne by BDCA Adviser pursuant to the Expense Support Agreement. We will provide additional details regarding when reimbursements are due beginning with the Company’s quarterly report on Form 10-Q for the quarter ending September 30, 2012.

* * *

Chad Eskildsen

August 15, 2012

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.
Owen J. Pinkerton, Esq.